Exhibit 99.1

PRESS RELEASE

FOR:	STRATASYS LTD.

CONTACT:	Shane Glenn, Vice President of Investor Relations
(952) 294-3416, shane.glenn@stratasys.com

STRATASYS REPORTS RECORD FINANCIAL RESULTS FOR THE FIRST QUARTER OF 2013

First quarter non-GAAP earnings increase 40% over last year to $0.43 per share

Company reports a first quarter GAAP loss of ($0.40) per share

Stratasys reaffirms 2013 Revenue and EPS Guidance

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MINNEAPOLIS, MN & REHOVOT, ISRAEL, May 13, 2013 — Stratasys Ltd.

(NASDAQ: SSYS) today announced record financial results for the first quarter of 2013.

Q1 Financial Results Summary:

•                  Non-GAAP revenue of $98.2 million for the first quarter of 2013 represents an 18% organic increase over the $83.0 million pro forma revenue recorded for the same period last year after giving effect to our merger as though it closed on January 1, 2012.

•                  GAAP revenue for the first quarter was $97.2 million, which includes the impact of amortization expense on deferred revenue intangible assets related to the merger.

•                  Non-GAAP net income of $17.6 million for the first quarter, or $0.43 per diluted share, represents a 40% increase over the pro forma non-GAAP $12.6 million, or $0.32 per diluted share, reported for the same period last year.

•                  GAAP net income for the first quarter was a loss of $15.5 million, or ($0.40) per share, versus a pro forma loss of $8.4 million, or ($0.23) per share, for the same period last year.

•                  Non-GAAP gross margins improved to 59% for the first quarter from a pro forma non-GAAP 56.7% in the first quarter last year.

•                  GAAP gross margins declined to 38.4% for the first quarter from a pro forma 43.6% in the first quarter last year.

•                  The Company invested a net amount of $10.8 million in R&D expense during the first quarter, representing 11% of sales.

•                  On a combined basis, the Company has shipped a cumulative 30,984 systems worldwide as of March 31, 2013.

“Our record first quarter results reflect a continuation of the strong worldwide demand we are observing for our innovative products and services,” said David Reis, chief executive officer of Stratasys. “Strong sales of our higher-margin products help drive a significant increase in non-GAAP gross margin, and a 40% increase in non-GAAP net income in the first quarter over last year. We are pleased with our strong start to 2013.”

Q1 Business Highlights:

•                  Completed the second phase of Stratasys reseller cross-training ahead of schedule, with 112 channel partners now cross-trained, representing approximately 80% of the Company’s potential worldwide revenue.

•                  Progressed according to plan in the sales, marketing and service team integration that resulted from the merger of Stratasys, Inc. and Objet Ltd.

•                  Launched a combined post-merger web and social media strategy that includes an integrated web site and social media channels.

•                  Initiated a merger-related re-branding campaign to increase the awareness and value proposition of Stratasys among “C” level business professionals.

•                  Launched the first 3D printer designed especially for smaller orthodontic labs and clinics - Objet30 OrthoDesk.

Following completion of the merger between Stratasys, Inc. and Objet Ltd., Stratasys benefits from a global network of more than 260 resellers and independent sales agents that sell Stratasys products and services worldwide.  In addition, Stratasys is continuing to implement a comprehensive integration plan, which includes a cross-training program to enable its resellers and sales agents network to market and sell the combined product and service portfolio.

“Our plan to integrate the combined sales and marketing organization that resulted from our game-changing merger is ahead of schedule,” continued Reis. “Channel partners representing the vast majority of our potential revenue have been cross-trained and are now selling the Company’s combined product and service portfolio. New customer and cross-selling opportunities have begun to result from this initiative.”

Financial Guidance

Stratasys confirmed the following financial guidance for the fiscal year ending December 31, 2013:

•                  Revenue guidance of $430 million to $445 million.

•                  Non-GAAP earnings guidance of $1.80 to $1.95 per diluted share.

•                  GAAP earnings guidance of a ($0.41) to ($0.16) per share loss.

Non-GAAP earnings guidance excludes $60.5 million of projected amortization of intangible assets; $20.5 million to $23.0 million of share-based compensation expense;

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and $7.2 million to $8.8 million in merger-related expenses.  Stratasys also expects to record significant one-time integration expenses as a result of infrastructure alignment and brand unification in 2013.

Revenue growth is expected to be relatively stronger toward the end of the year as Stratasys progresses with its integration plan and realizes revenue synergies from selling the combined product portfolio.

Appropriate reconciliations between GAAP and non-GAAP financial measures are provided in a table at the end of this press release.  The table provides itemized detail of the non-GAAP financial measures.

“We are thrilled by our record results for the first quarter.  Although merger-related integration will remain a focus in 2013, our leading priorities remain serving our customers and investing in future growth. We remain excited about the many opportunities we see developing for Stratasys and our innovative products,” Reis concluded.

Stratasys Ltd. Q1-2013 Conference Call Details

Stratasys will hold a conference call to discuss its first quarter financial results on Monday, May 13, 2013 at 8:30 a.m. (ET).

The investor conference call will be available via live webcast on the Stratasys Web site at www.stratasys.com under the “Investors” tab; or directly at the following web address: http://www.media-server.com/m/p/usbmvg9b.

To participate by telephone, the domestic dial-in number is 877-415-3182 and the international dial-in is 857-244-7325.  The access code is 29258434.  Investors are advised to dial into the call at least ten minutes prior to the call to register.

The webcast will be available for 90 days on the “Investors” page of the Stratasys Web site or by accessing the provided web address.

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 (Financial tables follow)

Cautionary Statement Regarding Forward-Looking Statements

Certain information included or incorporated by reference in this press may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.  These forward-looking statements may include, but are not limited to, statements relating to the Company’s objectives, plans and strategies, statements that contain projections of results of operations or of financial condition and all statements (other than statements of historical facts) that address activities, events or developments that the Company intends, expects, projects, believes or anticipates will or may occur in the future.  Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The Company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.  Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: the Company’s ability to efficiently and successfully integrate the operations of Stratasys, Inc. and Objet Ltd. after their merger; the overall global economic environment; the impact of competition and new technologies; general market, political and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; changes in the Company’s strategy; government regulations and approvals; changes in customers’ budgeting priorities; litigation and regulatory proceedings; and those factors referred to under “Risk Factors”, “Information on the Company”, “Operating and Financial Review and Prospects”, and  generally in the Company’s annual report on Form 20-F for the year ended December 21, 2012 filed with the U.S. Securities and Exchange Commission and in other reports that the Company has filed with the SEC. Readers are urged to carefully review and consider the various disclosures made in the Company’s SEC reports, which are designed to advise interested parties of the risks and factors that may affect its business, financial condition, results of operations and prospects. Any forward-looking statements in this press release are made as of the date hereof, and the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Discussion Disclosure

The information discussed within this release includes financial results and projections that are in accordance with accounting principles generally accepted in the United States (GAAP).  In addition, certain non-GAAP financial measures have been provided that exclude certain charges, expenses and income.  The non-GAAP measures should be read in conjunction with the corresponding GAAP measures and should be considered in addition to, and not as an alternative or substitute for, the measures prepared in

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accordance with GAAP.  The non-GAAP financial measures are provided in an effort to provide information that investors may deem relevant to evaluate results from the Company’s core business operations and to compare the Company’s performance with prior periods.  The non-GAAP financial measures primarily identify and exclude certain discrete items, such as transaction-related expenses, amortization expenses and expenses associated with share-based compensation required under ASC 718.  The Company uses these non-GAAP financial measures for evaluating comparable financial performance against prior periods.

This release is available on the Stratasys web site at www.stratasys.com

Stratasys Ltd. (Nasdaq: SSYS) is the corporate entity formed in 2012 by the merger of 3D printing companies Stratasys Inc. and Objet Ltd., based in Minneapolis, Minn. and Rehovot, Israel. Stratasys manufactures 3D printers and materials for prototyping and production. The company’s patented FDM® and PolyJet® processes produce prototypes and manufactured goods directly from 3D CAD files or other 3D content. Systems include affordable desktop 3D printers for idea development, a range of systems for prototyping, and large production systems for direct digital manufacturing. Since June 2012, the company’s range of over 130 3D printing materials has been the widest in the industry and includes more than 120 proprietary inkjet-based photopolymer materials and 10 proprietary FDM-based thermoplastic materials. Stratasys also manufactures Solidscape 3D Printers and operates the RedEye On Demand digital-manufacturing service. The company has more than 1100 employees, holds more than 500 granted or pending additive manufacturing patents globally, and has received more than 20 awards for its technology and leadership. Online at: www.stratasys.com or http://blog.stratasys.com

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Stratasys Ltd.

Consolidated Statements of Operations

(in thousands, except per share data)

	Three Months Ended March 31,
	2013	2012
	(unaudited)	(unaudited)
Net sales
Products	$81,810	$37,546
Services	15,397	7,418
	97,207	44,964

Cost of sales
Products	49,043	17,811
Services	10,790	4,199
	59,833	22,010

Gross profit	37,374	22,954

Operating expenses
Research and development, net	10,789	4,352
Selling, general and administrative	43,325	11,375
	54,114	15,727

Operating income (loss)	(16,740)	7,227

Other income (expense)	514	296

Income (loss) before income taxes	(16,226)	7,523

Income taxes (benefit)	(743)	3,001

Net income (loss)	$(15,483)	$4,522

Net income attributable to non-controlling interest	$53	$—

Net income (loss) attributable to Stratasys Ltd.	$(15,536)	$4,522

Net income (loss) per ordinary share attributable to Stratasys Ltd.
Basic	$(0.40)	$0.21
Diluted	(0.40)	0.21

Weighted average ordinary shares outstanding
Basic	38,494	21,266
Diluted	38,494	21,802

Stratasys Ltd.

Consolidated Balance Sheets

(in thousands)

	March 31,	December 31,
	2013	2012
	(unaudited)
ASSETS

Current assets
Cash and cash equivalents	$65,505	$133,826
Short-term bank deposits	75,370	20,063
Restricted deposits	820	929
Accounts receivable:
Trade, net	72,375	64,678
Other	20,979	22,934
Inventories	66,395	67,995
Net investment in sales-type leases, net	5,082	5,134
Prepaid expenses	2,894	2,751
Deferred income taxes	7,777	4,968

Total current assets	317,197	323,278

Property, plant and equipment, net	63,842	62,070

Other assets
Goodwill	822,450	822,475
Other intangible assets, net	497,508	510,372
Net investment in sales-type leases	7,990	7,872
Long-term investments	1,634	1,634
Amounts funded in respect of employees rights upon retirement	2,740	2,628
Other non-current assets	1,728	1,184

Total other assets	1,334,050	1,346,165

Total assets	$1,715,089	$1,731,513

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	$24,587	$35,235
Other current liabilities	36,964	40,179
Deferred tax liabilities	137	945
Unearned revenues	21,961	18,068

Total current liabilities	83,649	94,427

Non-current liabilities
Employee rights upon retirement	4,238	4,188
Deferred tax liabilities	54,436	54,693
Unearned revenues - long-term	3,137	3,181
Other non-current liabilities	3,178	2,868

Total liabilities	148,638	159,357

Commitments and contingencies

Equity
Ordinary shares, NIS 0.01 nominal value, authorized 60,000 shares; 38,669 and 38,372 shares issued and outstanding at March 31, 2013 and December 31, 2012, respectively	101	101
Additional paid-in capital	1,469,379	1,459,294
Retained earnings	96,966	112,503
Accumulated other comprehensive loss	(606)	(238)

Equity attributable to Stratasys Ltd.	1,565,840	1,571,660

Non-controlling interest	611	496

Total equity	1,566,451	1,572,156

Total liabilities and equity	$1,715,089	$1,731,513

Stratasys Ltd.

Reconciliation of Pro Forma GAAP to Pro Forma Non-GAAP Results of Operations

(in thousands, except per share data)

	Three Months Ended March 31, 2013			Three Months Ended March 31, 2012
				Pro Forma		Pro Forma
	GAAP		Non-GAAP	GAAP		Non-GAAP
	(unaudited)	Adjustments*	(unaudited)	(unaudited)	Adjustments*	(unaudited)
Net sales
Products	$81,810	$1,015	$82,825	$71,241	$—	$71,241
Services	15,397	—	15,397	11,798	—	11,798
	97,207	1,015	98,222	83,039	—	83,039

Cost of sales
Products	49,043	(19,177)	29,866	38,426	(10,522)	27,904
Services	10,790	(343)	10,447	8,386	(347)	8,039
	59,833	(19,520)	40,313	46,812	(10,869)	35,943

Gross profit	37,374	20,535	57,909	36,227	10,869	47,096

Operating expenses
Research and development, net	10,789	(899)	9,890	9,072	(871)	8,201
Selling, general and administrative	43,325	(15,608)	27,717	33,112	(10,675)	22,437
	54,114	(16,507)	37,607	42,184	(11,546)	30,638

Operating income (loss)	(16,740)	37,042	20,302	(5,957)	22,415	16,458

Other income (expense)	514	—	514	193	—	193

Income (loss) before income taxes	(16,226)	37,042	20,816	(5,764)	22,415	16,651

Income taxes	(743)	3,886	3,143	2,610	1,453	4,063

Net income (loss)	$(15,483)	$33,156	$17,673	$(8,374)	$20,962	$12,588

Net income attributable to non-controlling interest	$53	$40	$93	$—	$—	$—

Net income (loss) attributable to Stratasys Ltd.	$(15,536)	$33,116	$17,580	$(8,374)	$20,962	$12,588

Net income (loss) per ordinary share attributable to Stratasys Ltd.
Basic	$(0.40)		$0.46	$(0.23)		$0.34
Diluted	(0.40)		0.43	(0.23)		0.32

Weighted average ordinary shares outstanding
Basic	38,494		38,494	36,710		36,710
Diluted	38,494		41,057	36,710		39,857

Stratasys Ltd.

Reconciliation of Non-GAAP Adjustments

(in thousands)

	Three Months Ended March 31,
	2013	2012
Net sales, products
Deferred revenue step-up	1,015	—

Cost of sales, products
Objet intangible assets amortization expense	(18,295)	(9,824)
Solidscape intangible assets amortization expense	(436)	(436)
Non-cash stock-based compensation expense	(318)	(262)
Merger related expense	(97)	—
Fasotech Co., Ltd intangible assets amortization expense	(31)	—
	(19,177)	(10,522)
Cost of sales, services
Non-cash stock-based compensation expense	(316)	(347)
Merger related expense	(27)	—
	(343)	(347)
Research and development, net
Non-cash stock-based compensation expense	(899)	(871)

Selling, general and administrative
Objet intangible assets amortization expense	(5,276)	(2,242)
Solidscape intangible assets amortization expense	(133)	(133)
Fasotech Co., Ltd intangible assets amortization expense	(52)	—
Non-cash stock-based compensation expense	(3,957)	(5,113)
Solidscape acquisition expense	—	(130)
Merger related expense	(6,190)	(3,057)
	(15,608)	(10,675)
Income taxes
Tax expense related to non-GAAP adjustments	3,886	1,453

Net income attributable to non-controlling interest
Depreciation and amortization expense attributable to non-controlling interest	40	—

Net income	$33,116	$20,962

Stratasys Ltd.

Reconciliation of GAAP to Non-GAAP Forward Looking Guidance

Fiscal Year 2013	Earnings (loss) Per Diluted Share Range

U.S. GAAP measure	$(0.41) to $(0.16)

Adjustments
Stock-based compensation expense	$0.49 to $0.55
Intangible assets amortization expense	$1.45
Merger related expense	$0.17 to $0.21

Non-GAAP estimate	$1.80 to $1.95